EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2024** (MM/DD/YY) AND ENDING **12/31/2024** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Evercore Group L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use a P.O. box no.)

55 East 52nd Street
(No. and Street)

New York	**NY**	**10055**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Pensa	**212-822-7573**	**Pensa@Evercore.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

February 21, 2025

I, Paul Pensa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Evercore Group L.L.C. (hereafter referred to as the "Company"), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa

Chief Financial Officer

Subscribed and sworn to before me this

21st day of February, 2025

State of New York
County of New York

Anna J. Glantz

Notary Public

ANNA JENNINE GLANTZ
Notary Public - State of New York
NO. 01GL6227244
Qualified in Westchester County
My Commission Expires Aug 30, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

*** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Evercore Group L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2025

We have served as the Company's auditor since 2005.

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(dollars in thousands)

Assets		
Cash	$	283,878
Securities owned, at fair value		494,511
Accounts receivable (net of allowances of $500)		388,703
Receivable from clearing organization		16,952
Due from affiliates		363
Contract assets		67,590
Total Assets	$	1,251,997
Liabilities and Member's Equity		
Due to affiliates	$	305,794
Contract liabilities		3,580
Other liabilities		7,853
Total Liabilities		317,227
Commitments and Contingencies (Note 8)		
Member's Equity		934,770
Total Liabilities and Member's Equity	$	1,251,997

See notes to Statement of Financial Condition.

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advice to clients on significant mergers, acquisitions, divestitures, shareholder activism and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. The Company also provides liability management and restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, the Company provides its clients with capital markets advice, underwrites securities offerings, raises funds for financial sponsors and provides advisory services focused on primary and secondary transactions for private funds and real estate. The Company also offers macroeconomic, policy and fundamental equity research and agency-based equity securities trading for institutional investors.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients.

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a wholly owned subsidiary of Evercore Partners Services East ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," ("ASC 606"), provides a five step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company applies this model to its revenue streams.

The Company earns fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, liability management and restructurings, activism and defense and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private placement services and commissions for agency-based equity trading services and equity research. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, the Company has concluded that performance obligations are satisfied over time. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement. For performance obligations satisfied at a point in time, determining when control transfers requires the Company to make significant judgments that affect the timing of when revenue is recognized. The Company records revenue for the following:

Advisory Fees - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing, to achieve necessary regulatory approvals, or due to adverse market conditions. In the case of bankruptcy engagements, fees may be subject to court approval.

With respect to retainer, announcement and success fees in merger and acquisition ("M&A") transactions, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). These advisory services are provided over time throughout the contract period. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally upon the announcement or closing of a transaction. Accordingly, in any given period, advisory fees recognized for certain transactions may relate to services performed in prior periods. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as Contract liabilities on the Statement of Financial Condition, and subsequently recognized as advisory fee revenue during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as M&A advice, are recognized when it is

determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

With respect to fairness or valuation opinions, fees are fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness or valuation opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event the Company was to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as Contract liabilities on the Statement of Financial Condition and subsequently recognized as revenue when the conditions of completion have been satisfied.

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. The Company recognizes placement fees in accordance with the terms of the engagement letter, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments.

In our Investment Banking & Equities segment, we incur various transaction-related expenditures, such as travel expenses and professional fees, in the course of performing our services. Pursuant to the engagement letters with our advisory clients, these expenditures may be reimbursable. We define these expenses, which are associated with revenue activities earned over time, as transaction-related expenses and record such expenditures as incurred and record revenue when it is determined that clients have an obligation to reimburse us for such transaction-related expenses. Client expense reimbursements are recorded as revenue on the later of the date an engagement letter is executed or the date we pay or accrue the expense.

Underwriting Fees - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group, or in the case of certain ongoing issuances when the sale of the securities has settled. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession, sales agent commission or placement agent fee. Estimated offering expenses are presented gross within Underwriting Fees. The Company also manages assignments involving the exchange of an issuer's securities where fees are recognized when earned.

Commissions and Related Revenue - Commissions and Related Revenue includes principal trading gains and losses from the Company's institutional equities business, as well as commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities. The execution of each trade order represents a distinct performance obligation and the transaction price at the point in time of trade order execution is fixed. Trade execution is satisfied at the point in time that the customer has control of the asset and as such, fees are recorded on a trade date basis or, in the case of payments under commission sharing arrangements, when earned. The Company also earns subscription fees for the sales of research. The delivery of research under subscription arrangements represents a distinct performance obligation that is satisfied over time. The fees are fixed and are recognized over the period in which the performance obligation is satisfied. Cash received before the subscription period ends is initially recorded as Contract liabilities on the Statement of Financial Condition, and is recognized in income ratably over the period in which the related services are rendered.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio primarily consisting of treasury securities. These securities are carried at fair value.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which requires enhanced disclosures about financial instruments carried at fair value and for those not carried at fair value. See Note 5 for further information.

Accounts Receivable and Contract Assets - Accounts Receivable consists primarily of fees and expense reimbursements charged to the Company's clients. The Company records Accounts Receivable, net of any allowance for credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for credit losses to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables, and taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its fee receivables, which are primarily short-term. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. Expected credit losses for newly recognized financial assets and changes to expected credit losses during the period are recognized in earnings.

The collection periods for the Company's receivables generally are within 90 days of invoice, with the exception of placement fees, which are generally collected within 180 days of invoice, and fees related to private funds capital raising and certain fees related to the private capital businesses being collected in a period exceeding one year. The collection period for restructuring transaction receivables may exceed 90 days.

The Company records Contract assets on the Statement of Financial Condition when payment is due from a client conditioned on future performance or the occurrence of other events. The Company also recognizes a contract asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Company applies a practical expedient to expense costs to obtain a contract as incurred when the amortization period is one year or less.

Income Taxes - No taxes payable is included in the accompanying Statement of Financial Condition as the Company is tax exempt.

Segment Information - The Company's business results are categorized into one segment: Investment Banking & Equities.

The Company's resources are allocated and performance is assessed by the Company's CEO, whom the Company has determined to be the Chief Operating Decision Maker ("CODM"). The CODM reviews net revenues and pre-tax income against current and past performance on a quarterly basis when making decisions about allocating resources impacting the Company, inclusive of decisions regarding new hires,

(dollars in thousands, unless otherwise noted)

expansion into new geographical locations and entering into material contracts, including lease agreements and significant investments in technology. The CODM also uses these measures in determining appropriate levels of employee compensation.

Refer to the Statement of Financial Condition for the Company's total segment assets.

The Company's assets are all attributed to the United States (based on the location of the office that holds the assets).

Subsequent Events - The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued.

NOTE 3 - ACCOUNTS RECEIVABLE

Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing differences between the Company's performance and the client's payment. The Company's accounts receivable, contract assets and contract liabilities for the year ended December 31, 2024 are as follows:

	Accounts Receivable	Contract Assets	Contract Liabilities
Balance at January 1, 2024	$ 325,881	$ 49,347	$ 1,751
Increase	62,822	18,243	1,829
Balance at December 31, 2024	$ 388,703	$ 67,590	$ 3,580

Generally, performance obligations under client arrangements will be settled within one year; therefore, the Company has elected to apply the practical expedient in ASC 606-10-50-14.

The allowance for credit losses for the year ended December 31, 2024 is as follows:

Beginning Balance	$ 4,700
Bad debt expense	65
Write-offs, foreign currency translation and other adjustments	(4,265)
Ending Balance	$ 500

The decrease in the balance during the year ended December 31, 2024 is primarily related to the write-off of aged receivables.

For long-term accounts receivable and long-term contract assets, the Company monitors clients' creditworthiness based on collection experience and other internal metrics.

NOTE 4 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement, as amended on December 17, 2024, East provides the following services to the Company:

(dollars in thousands, unless otherwise noted)

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;
d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. The Company incurred service fees to East, of which $288.5 million is payable as of December 31, 2024 and is included in Due to Affiliates in the accompanying Statement of Financial Condition. Further, the Company's affiliate, Evercore ISI International Limited ("Evercore ISI U.K."), markets the Company's research and services to its European Clients. All of ISI U.K's expenses, net of its direct third party revenues, are charged back to the Company on a cost-plus basis.

In the normal course of business, the Company shares advisory revenues for specific engagements with affiliates. At December 31, 2024, the Company had payables to these affiliates of $17.3 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

NOTE 5 - FAIR VALUE MEASUREMENTS

ASC 820 requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2024.

(dollars in thousands, unless otherwise noted)

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, which are classified as trading securities per ASC 820 and measured at fair value on a recurring basis:

	December 31, 2024			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 34,595	$ —	$ —	$ 34,595
U.S. Treasury Securities	459,916	—	—	459,916
Total	$ 494,511	$ —	$ —	$ 494,511

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2024			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 283,878	$ 283,878	—	—	$ 283,878
Accounts receivable (1)	388,703	—	384,627	—	384,627
Receivable from clearing organization	16,952	—	16,952	—	16,952
Due from affiliates	363	—	363	—	363
Contract assets (1)	67,590	—	66,978	—	66,978
Financial Liabilities:					
Due to affiliates	305,794	—	305,794	—	305,794
Other liabilities	7,853	—	7,853	—	7,853

(1) Includes Accounts receivable and short-term Contract assets, as well as fees related to private funds capital raising and certain fees related to the private capital businesses being collected in a period exceeding one year.

The carrying amounts reported on the Statement of Financial Condition for Cash, Receivable from clearing organization, Due from affiliates, Due to affiliates and Other liabilities approximate fair value due to the short term nature of these items.

NOTE 6 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.25 million. At December 31, 2024, the Company

(dollars in thousands, unless otherwise noted)

had net capital of $475.9 million, which exceeded the minimum net capital requirement by $475.7 million.

The Company maintains a subordinated revolving credit facility with PNC in an aggregate principal amount of up to $75.0 million. Drawings under this facility would qualify as capital in computing net capital under Rule 15c3-1. There were no drawings under this facility at December 31, 2024. The Company amended this facility on October 25, 2024 such that the maturity date was extended to October 28, 2026. Drawings under this facility bear interest at Daily SOFR plus 145 basis points. See Note 8 for further information.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii). Further, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) trading as principal; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2024, the Company made distributions to the Member of $575.0 million. In January 2025, the Company made a cash distribution of $125.0 million to the Member.

NOTE 7 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. As of December 31, 2024, securities owned by the Company include treasury securities and money market instruments. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2024, four separate clients each individually accounted for 5%, 5%, 4% and 4% of the Company's accounts receivable and contract assets balance.

(dollars in thousands, unless otherwise noted)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

The Company maintains a subordinated revolving credit facility with PNC in an aggregate principal amount of up to $75.0 million, to be used as needed in support of capital requirements from time to time of the Company. This facility is unsecured and is guaranteed by Evercore LP and other affiliates, pursuant to a guaranty agreement, which provides for certain reporting requirements and debt covenants consistent with the Existing PNC Facility. Drawings under this facility would qualify as capital in computing net capital under Rule 15c3-1. There were no drawings under this facility at December 31, 2024. The Company amended this facility on October 25, 2024 such that the maturity date was extended to October 28, 2026. Drawings under this facility bear interest at Daily SOFR plus 145 basis points. See Note 6 for further information.